Placement Agency Agreement

October 27, 2025

Cybin Inc.

100 King Street West

Suite 5600

Toronto, Ontario

Canada M5X 1C9

Attention: Eric So

 Executive Chair, Interim Chief Executive Officer and President

Re: Financing Transaction

This letter agreement (this "Agreement") will confirm the arrangements under which Jefferies LLC ("Jefferies"), TD Securities (USA) LLC ("TD Cowen"), Cantor Fitzgerald & Co. ("Cantor") and Bloom Burton Securities Inc. ("Bloom Burton") have been engaged by Cybin Inc., a corporation existing under the laws of the Province of Ontario, Canada, and its present and future affiliates and subsidiaries and any entity used thereby to facilitate the transaction contemplated hereby (collectively, the "Company"), to act as set forth below.

1. Retention.

(a) The Company hereby exclusively retains and authorizes (a) Jefferies, TD Cowen and Cantor, during the term of this engagement, to act as joint lead placement agents (collectively, the “Lead Placement Agents”) and (b) Bloom Burton, during the term of this engagement, to act as a placement agent (together with the Lead Placement Agents, the “Placement Agents”), on a reasonable efforts basis as placement agents, in connection with a proposed placement of (i) common shares (the “Shares”) in the capital of the Company (the “Common Shares”), (ii) warrants of the Company to purchase 0.35 of a Common Share (the “Share Warrants”) and (iii) in lieu of Shares to certain investors that so choose, pre-funded warrants of the Company to purchase Common Shares (the “Pre-Funded Warrants” and together with the Share Warrants, the “Warrants”). Each Share is being sold together with 0.35 of one Share Warrant and each Pre-Funded Warrant is being sold together with 0.35 of one Share Warrant. The Shares and the Warrants are individually and collectively referred to herein as the “Securities”. The Shares or Pre-Funded Warrants, on the one hand, and Warrants, on the other, are immediately separable and will be issued separately, but can only be purchased together in the Transaction. The Common Shares issuable upon the exercise of the Warrants are herein referred to as the “Warrant Shares.” The Securities are being offered by the Company to certain investors pursuant to a registration statement under the Securities Act (as defined below), with the terms of the offering to be subject to market conditions and negotiations among the Company, the Placement Agents and the prospective investors (the “Transaction”). The sale of the Securities shall be made pursuant to a securities purchase agreement by and between the Company and each investor (each, a “Securities Purchase Agreement”).

(b) It is understood and agreed that the Company's engagement of the Placement Agents pursuant to this Agreement is not an express or implied commitment by, nor shall this Agreement otherwise create any obligation on, the Placement Agents to underwrite, place or purchase any Securities or otherwise provide or arrange any financing.

Cybin Inc.
October 27, 2025

2. Cooperation.

(a) The Company shall furnish the Placement Agents with all current and historical materials and information regarding the business and financial condition of the Company relevant to the Transaction, and all other information and data, and access to the Company's officers, directors, employees and professional advisors, which the Placement Agents reasonably request in connection with the Placement Agents' activities hereunder. All such materials, information and data shall be complete and accurate in all material respects and not misleading.  The Company agrees to promptly advise the Placement Agents of all developments materially affecting the Company, any proposed Transaction or the completeness or accuracy of the information previously furnished to the Placement Agents, and agrees to promptly notify the Placement Agents prior to taking any material initiatives relating to the proposed Transaction.  If the Company or, to the Company's knowledge, any of its securityholders, affiliates or other advisors or representatives are contacted by any third party concerning a potential Transaction, the Company will promptly inform the Placement Agents of such inquiry, and all relevant details thereof. The Company agrees that all information furnished to one Placement Agent may be shared with any other Placement Agent, and communications with the Company in connection with the Transaction may be made through any Placement Agent.

(b) The Company further acknowledges that each Placement Agent (i) will be relying on information and data provided to such Placement Agent (including, without limitation, information provided by or on behalf of the Company or any other party to the Transaction) and available from generally recognized public sources, without having independently verified the accuracy or completeness thereof, (ii) does not assume responsibility for the accuracy or completeness of any such information and data, (iii) has not made, and will not make, any physical inspection or appraisal of the properties, assets or liabilities (contingent or otherwise) of the Company or any other party to the Transaction and (iv) in relying on any financial forecasts that may be furnished to or discussed with such Placement Agent, will assume that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the Company's management team as to the future financial performance of the Company (and if such forecasts no longer reflect such estimates and judgments, then the Company will promptly inform, and provide updated forecasts to, the Placement Agents).

(c) The Company authorizes the Placement Agents to distribute to prospective investors in the Transaction a prospectus supplement relating to the Transaction (the “Prospectus”) pursuant to the Company’s effective registration statement on Form F-10, as amended (File No. 333-289139) (and together with any post-effective amendment thereto, the “Registration Statement”), and other disclosure materials prepared or reviewed and approved by the Company for use in connection with the Transaction including any “issuer free writing prospectus” (as defined in Rules 433 and 405 under the Act) and any investor presentation or “road show” (as defined in Rule 433 under the Securities Act) relating to the Transaction that is a “written communication” (as defined in Rule 405 under the Securities Act) (for purposes of the immediately following sentence and the indemnification provisions in Schedule A, in each case together with any reports, statements and other documents publicly filed by the Company with the Securities and Exchange Commission (the “Commission”) pursuant to Sections 13(a), 13(c), 14 and 15(d) of the U.S. Securities Exchange Act of 1934, as amended, the “Offering Materials”) and such other documents as are necessary for the Transaction, in such form as the Placement Agents and the Company determine is appropriate to market the Securities and consummate the Transaction.  The Company acknowledges that the Company shall be solely responsible for the accuracy and completeness of the Offering Materials, and agrees that (i) as of the effective date of the Registration Statement (including any post-effective amendment thereto), the Registration Statement and any such post-effective amendment, and as of the date of the Prospectus, and as of the Closing Date (as defined below), the Registration Statement complied and will comply in all material respects with the Securities Act of 1933, as amended (the “Securities Act”), the Prospectus complied and will comply in all material respects with all applicable Canadian securities laws, and each of the Registration Statement and the Prospectus did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading; and (ii) as of the date of each Securities Purchase Agreement and as of the Closing Date, the Offering Materials will comply in all material respects with the Securities Act and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. For avoidance of doubt, the Company makes no representation or warranty with respect to information, statements or omissions relating solely to the Placement Agents made therein in reliance upon and in conformity with written information furnished to the Company by or on behalf of any Placement Agent through the Lead Placement Agents expressly for use in the Prospectus and the Registration Statement, it being understood and agreed upon that the only such information furnished by any Placement Agent consists of the name of the Placement Agent appearing on the cover and under the section entitled “Plan of Distribution” in the Prospectus. The Company shall not disseminate any materials bearing the name or logo of either of the Placement Agents outside of the Company without the respective Placement Agent’s knowledge and consent. Jefferies will appear as lead left on the Offering Materials or other offering materials related to the Transaction and will hold the leading role and responsibilities conventionally understood to be associated with such name placement. The Company further agrees that it will (i) provide the Placement Agents as soon as practicable but in any event no later than is reasonable and customary for the Transaction, with a complete initial draft of the Prospectus, which contains all financial statements and other data to be included therein (including all audited financial statements and all unaudited financial statements prepared in accordance with, or reconciled to, International Financial Reporting Standards and applicable rules and regulations or that would be necessary for the Placement Agents to receive customary “comfort” (including “negative assurance” comfort) from independent accountants in connection with the Transaction) (collectively, the “Required Financial Information”), and (ii) provide the Placement Agents, if applicable, as soon as practicable but in any event no later than is reasonable and customary for financings of this type, with an electronic copy of the Prospectus suitable for use in connection with the Transaction (including the Required Financial Information).

Cybin Inc.
October 27, 2025

(d) Prior to amending or supplementing the Offering Materials, the Company shall furnish to the Placement Agents for review a copy of each such proposed amendment or supplement.  If, prior to the closing of the Transaction, any event shall occur or condition shall exist as a result of which it is necessary to amend or supplement the Offering Materials so that the Offering Materials do not contain any untrue statement of material fact, or omit to state a material fact necessary to make the statements therein, in the light of the circumstances in which they are made, not misleading, the Company shall promptly prepare and furnish to the Placement Agents such amendments or supplements.

(e) The Placement Agents covenant and agree that in the event that the Company and the Placement Agents elect to provide marketing materials relating to the Securities to potential investors, the Placement Agents shall only disseminate such marketing materials in a manner that complies with the requirements of Section 9A.5 of National Instrument 44-102 - Shelf Distributions. For greater certainty, the Placement Agents covenant and agree that in the event that marketing materials are to be distributed pursuant to this Agreement, then such marketing materials shall only be provided to potential investors in connection with one or more NI 41-101 Road Shows and that the Lead Placement Agents reasonably expect that the Securities will be sold primarily in the United States, and that the Lead Placement Agents hereby consent to the delivery of such marketing materials by the Company to the Ontario Securities Commission. For the purposes of this Agreement, “NI 41-101 Road Show” means the definition of “road show” given to it in National Instrument 41-101 - General Prospectus Requirements.

(f) The Company shall comply, and shall use commercially reasonable efforts to assist the Placement Agents in complying, with all federal and state securities laws and regulations applicable to the Transaction. The Placement Agents do not provide the Company with legal or regulatory compliance advice in connection with this engagement, and the foregoing should not be construed as legal or regulatory compliance advice.

(g) The Company agrees that, in connection with the Transaction:

Cybin Inc.
October 27, 2025

(1) all corporate proceedings and other legal matters incident to the authorization, form, execution, delivery and validity of each of this Agreement, the Securities, and all other legal matters relating to this Agreement and the transactions contemplated hereby with respect to the Securities shall have been obtained;

(2) the obligations of the Placement Agents under this Agreement are subject to the accuracy of the representations and warranties and the performance of the covenants  of the Company contained in each Securities Purchase Agreement, both as of the date of the Prospectus and as of the date of the closing of the Transaction (the "Closing Date"), the performance by the Company of its obligations under this Agreement including:

a. on the date of the Prospectus and the Closing Date, evidence satisfactory to the Lead Placement Agents that no stop order suspending the effectiveness of the Registration Statement or any post-effective amendment to the Registration Statement shall be in effect, and no proceedings for such purpose shall have been instituted or threatened by the Commission;

b. on the date of the Prospectus and the Closing Date, the Company has no reason to believe that the Ontario Securities Commission, as the Company’s principal regulator, has any outstanding, unresolved material objections or comments relating to the Prospectus, the Company or the Transaction;

c. on the date of the Prospectus and the Closing Date,  FINRA shall not have raised any objection with respect to the fairness and reasonableness of the terms and arrangements of the Transaction;

d. on the Closing Date, favorable legal opinions, dated the Closing Date, from Aird & Berlis LLP, in its capacity as the Company’s Canadian counsel as to matters of Canadian federal and Ontario provincial law addressed to the Placement Agents and in form and substance satisfactory to the Placement Agents, and reliance letters on any opinions delivered to investors by such counsel;

e. on the Closing Date, a favorable legal opinion and a negative assurances letter, dated the Closing Date, from Dorsey & Whitney LLP, in its capacity as the Company's U.S. counsel, addressed to the Placement Agents, in form and substance reasonably satisfactory to the Placement Agents, and reliance letters addressed to the Placement Agents on any opinions delivered to investors by such counsel;

f. on the Closing Date, a favorable legal opinion, dated the Closing Date, from Lathrop GPM LLP, in its capacity as the Company's intellectual property counsel, addressed to the Placement Agents, in form and substance reasonably satisfactory to the Placement Agents;

g. on the date of the Prospectus, from Zeifmans LLP, independent public or certified public accountants for the Company, (i) a "long-form comfort letter" dated the date of the Prospectus, and addressed to the Placement Agents and the board of directors of the Company, in form and substance reasonably satisfactory to the Lead Placement Agents, containing statements and information of the type ordinarily included in accountant's "comfort letters" to underwriters which letters shall cover certain financial and accounting disclosures contained or incorporated by reference in the Registration Statement and the Prospectus, and confirmation that they are independent public, certified public or chartered accountants as required by the Securities Act; and (ii) on the Closing Date, a letter from Zeifmans LLP, independent public or certified public accountants for the Company, dated such date, in form and substance reasonably satisfactory to the Lead Placement Agents, to the effect that they reaffirm the statements made in the letter furnished by them pursuant to (i) above, except that the specified date referred to therein for the carrying out of procedures shall be no more than two (2) business days prior to the Closing Date;

Cybin Inc.
October 27, 2025

h. certificates, dated respectively the date of the Prospectus and the Closing Date, addressed to the Placement Agents, of the Company's Chief Financial Officer with respect to certain financial data contained in the Offering Materials, providing "management comfort" with respect to such information, in form and substance reasonably satisfactory to the Lead Placement Agents;

i. certificates dated the Closing Date, signed on behalf of the Company, but without personal liability, by the Chief Executive Officer of the Company or another officer acceptable to the Placement Agents, in form and content satisfactory to the Lead Placement Agents, and addressed to the Placement Agents with respect to (i) the accuracy of the representations and warranties contained in the Securities Purchase Agreement,  and (ii) the organizational documents of the Company; the resolutions of the directors of the Company relevant to the Transaction, including the entry into the Placement Agreement, issue (or reservation for issue) and sale of the Securities, the authorization of this Agreement and the Warrants, the listing of the Shares and the Warrant Shares on Cboe Canada Inc. (“Cboe Canada”) and NYSE American, LLC (“NYSE American”) and transactions contemplated by this Agreement; and the incumbency and signatures of signing officers of the Company;

j. on the date of the Prospectus, the Company shall provide from each of the Company’s directors and senior executive officers an executed and delivered lock-up agreement, in the form attached hereto as Exhibit A, which agreements will remain effective on the Closing Date; provided however, if the Company decides not to proceed with the Transaction, such lock-up agreements and the obligations of the parties thereto shall terminate;

k. on the Closing Date, the Common Shares are registered pursuant to Section 12(b) of the Exchange Act and are accepted for trading on NYSE American under the symbol “CYBN” and Cboe Canada under the symbol “CYBN” and the Company shall have taken no action designed to, or likely to have the effect of terminating the registration of the Common Shares under the Exchange Act or delisting or suspending from trading the Common Shares from the Trading Markets or other applicable U.S. national exchange or Canadian exchange, nor has the Company received any information suggesting that the Commission or the Trading Markets or other U.S. applicable national exchange or Canadian exchange is contemplating terminating such registration or listing. In addition, the Company shall have submitted a listing application to Cboe Canada and a supplemental listing application to NYSE American with respect to the Shares and the Warrant Shares and shall have obtained conditional approval from Cboe Canada, subject only to the official notice of issuance, and authorization from NYSE American for listing of the Shares and Warrant Shares. The Company has taken, or will have taken, all necessary corporate action to validly reserve for issuance upon exercise of the Warrants, the Warrant Shares in a number sufficient to meet the current exercise requirements, such that when issued and delivered upon exercise of the Warrants in accordance therewith, the Warrant Shares will be validly issued, fully paid and non-assessable Common Shares, free and clear of all liens imposed by the Company;

Cybin Inc.
October 27, 2025

l. no action shall have been taken and no statute, rule, regulation or order shall have been enacted, adopted or issued by any governmental agency or body which would, as of the Closing Date, prevent the issuance or sale of the Securities or materially and adversely affect or potentially and adversely affect the business or operations of the Company; and no injunction, restraining order or order of any other nature by any federal or state court of competent jurisdiction shall have been issued as of the Closing Date which would prevent the issuance or sale of the PSecurities or materially and adversely affect or potentially and adversely affect the business or operations of the Company;

(m) the Company shall have entered into a Securities Purchase Agreement with each of the investors of Securities and such agreements shall be in full force and effect and shall contain representations, warranties and covenants of the Company as agreed upon between the Company and the investor;

(n) the Placement Agents will be entitled to rely, as express third-party beneficiaries, on the representations, warranties and covenants of the Company and the investors in the Transaction that are set forth in the Securities Purchase Agreements and any certificates and legal opinions delivered pursuant to such Securities Purchase Agreements;

(o) the Company shall provide such other documents as the Placement Agents or counsel to the Placement Agents may reasonably require; and all proceedings taken by the Company in connection with the issuance and sale of the Securities shall be satisfactory in form and substance to the Placement Agents and counsel for the Placement Agents; and

(p) the Company represents and warrants that neither the Company nor any of its subsidiaries or any other affiliate has taken, directly or indirectly, without giving effect to the activities by the Placement Agents, any action designed to or that would reasonably be expected to cause or result in any stabilization or manipulation of the price of the Securities.

3. Clear Market. Except as contemplated by this Agreement, the Company will not, without the prior written consent of Jefferies and TD Cowen on behalf of the Placement Agents, directly or indirectly (i) sell, offer to sell, contract to sell or lend any Common Shares or Related Securities (as defined below); (ii) effect any short sale, or establish or increase any “put equivalent position” (as defined in Rule 16a-1(h) under the Exchange Act) or liquidate or decrease any “call equivalent position” (as defined in Rule 16a-1(b) under the Exchange Act) of any Common Shares or Related Securities; (iii) pledge, hypothecate or grant any security interest in any Common Shares or Related Securities; (iv) in any other way transfer or dispose of any Common Shares or Related Securities; (v) enter into any swap, hedge or similar arrangement or agreement that transfers, in whole or in part, the economic risk of ownership of any Common Shares or Related Securities, regardless of whether any such transaction is to be settled in securities, in cash or otherwise; (vi) announce the offering of any Common Shares or Related Securities; (vii) submit or file any registration statement under the Securities Act in respect of any Common Shares or Related Securities (other than as contemplated by this Agreement with respect to the Shares); (viii) effect a reverse stock split, recapitalization, share consolidation, reclassification or similar transaction affecting the outstanding Common Shares; or (ix) publicly announce the intention to do any of the foregoing, from the date the Transaction is announced until the date that is 60 days following the date the Transaction is announced, except: (a) pursuant to this Agreement; (b) the grant or exercise of equity compensation pursuant to the Company’s existing equity compensation plans or Common Shares issuable upon the exercise, vesting, settlement or conversion of any securities issued pursuant to any employment agreement, consulting agreement, advisory agreement, or other compensatory or incentive arrangement of the Company, whether now in effect or hereafter implemented; (c) the issuance of Common Shares upon the exercise or conversion of any options or warrants or other convertible securities outstanding as of the date of this Agreement; (d) the obligations in respect of the Company’s Shareholder Rights Plan, as disclosed to the Placement Agents; (e) the issuance or sale of Common Shares in connection with the Company’s at-the-market equity program, provided that no sales pursuant to this clause (e) shall be made until 15 days after the date of the Prospectus; (f) the issuance or sale of Common Shares or securities convertible into or exchangeable for shares of Common Shares as consideration for mergers, acquisitions, other business combinations, joint ventures, licensing consulting, or strategic alliances occurring after the date of this Agreement which are not issued for capital raising purposes, provided that (1) the aggregate number of Common Shares issued pursuant to clause (f) shall not exceed 10% of the total number of Common Shares outstanding immediately following the issuance and sale of the Securities pursuant to this Agreement, and (2) the recipient of such securities issued pursuant to clause (f) during the Restricted Period shall enter into (if it has not previously entered into) an agreement substantially in the form of Exhibit A hereto. For purposes of the foregoing, “Related Securities” shall mean any options or warrants or other rights to acquire Common Shares or any securities exchangeable or exercisable for or convertible into Common Shares, or to acquire other securities or rights ultimately exchangeable or exercisable for, or convertible into, Common Shares. For greater certainty, in the event that the Company determines not to proceed with the Transaction for any reason, all obligations of the Company under this Section 3 shall automatically terminate and be of no further force or effect, and the Company shall have no continuing liability or restriction hereunder.

Cybin Inc.
October 27, 2025

4. Use of Names, Agreement.  The Company agrees that any reference to any Placement Agent in any release, communication or other material is subject to the respective Placement Agent's prior written approval, which may be given or withheld in its reasonable discretion, for each such reference.

5. Compensation.  Subject to Section 11, the Company agrees to pay the Placement Agents at each closing of the Transaction, a fee (the “Transaction Fee”) in an amount equal to (i) 6.0% of the aggregate gross proceeds received or to be received from the sale of Securities, including, without limitation, aggregate amounts committed by investors to purchase Securities, and (ii) 3.0% of the aggregate gross proceeds received or to be received from the sale of Securities, including, without limitation, aggregate amounts committed by investors to purchase Securities, to the investor included on the list attached as Exhibit B hereto; provided that the Company shall pay Jefferies 40.0% of such Transaction Fee, TD Cowen 32.5% of such Transaction Fee, Cantor 17.5% of such Transaction Fee and Bloom Burton 10.0% of such Transaction Fee.

6. Expenses. In addition to any fees that may be paid to the Placement Agents hereunder, whether or not any Transaction occurs, the Company will promptly reimburse the Placement Agents for, and the Placement Agents will separately bill, all out-of-pocket expenses (including fees and expenses of their counsel, ancillary expenses and the fees and expenses of any other independent experts retained by the Placement Agents) incurred by the Placement Agents and their designated affiliates in connection with the engagement contemplated hereby; provided that the amount of such fees and expenses for which the Placement Agents shall seek reimbursement from the Company under this Section 6 shall not exceed (i) $200,000 for fees and expenses of the Placement Agents’ counsel and (ii) $50,000 for all other fees and expenses hereunder, in each case in the aggregate without the Company’s consent.

Cybin Inc.
October 27, 2025

7. Indemnification.  The terms and provisions of Schedule A are incorporated by reference herein, constitute a part hereof and shall survive any termination or expiration of this Agreement.

8. Termination.  Each Placement Agent’s engagement hereunder will commence upon the execution of this Agreement by the Company and such Placement Agent, and the Agreement will remain in full force and effect (and will not be deemed completed) with respect to such Placement Agent until this Agreement is terminated. This Agreement may be terminated by the Company with respect to any Placement Agent on five days’ written notice to such Placement Agent; provided that the Company may not unilaterally terminate this Agreement prior to the date that is 30 days from the date hereof. For the avoidance of doubt, if any Securities Purchase Agreements are signed before this Agreement is terminated and the closing date for consummation of such transaction occurs after the termination date, the Company will be required to pay the Placement Agents the compensation described in Section 5. Any Placement Agent may terminate this Agreement, with respect to itself, at any time effective upon notice. The termination of this Agreement by the Company solely with respect to one Placement Agent, or the termination of this Agreement by any Placement Agent shall not impact the engagement hereunder of any other Placement Agent. For the avoidance of doubt, if this Agreement is terminated solely with respect to any Placement Agent, this Agreement shall remain in full force and effect in accordance with its terms with respect to any other Placement Agent. Upon any termination of this Agreement, the Company shall promptly reimburse the Placement Agent(s) for any unreimbursed expenses owed pursuant to Section 6.  The obligations set forth in Sections 3-7, 10-17, and Schedule A, shall survive any termination of this Agreement.

9. Exclusivity. During the term of this Agreement, the Company will not, and will not permit any securityholder, affiliate, advisor or representative of the Company to engage any other party to perform any services or act in any capacity for which the Placement Agents have been engaged pursuant to this Agreement with respect to the Transaction without the prior written consent of each Placement Agent. It is expressly understood and agreed that the obligations of the Placement Agents hereunder are several and not joint and each Placement Agent will provide its services independently of the other Placement Agents and that no Placement Agent will rely upon any services or work performed by any other Placement Agent. No Placement Agent is or will be deemed for any purpose to be acting as an agent, joint venturer or partner of any other Placement Agent. The Company agrees that no Placement Agent shall have any liability to the Company or its securityholders for any actions or omissions of any other Placement Agent, and that no Placement Agent assumes responsibility, express or implied, for any actions or omissions of, or the performance of services by, another in connection with the Transaction or otherwise.

10. Other Transactions; Disclaimer.

(a) The Company acknowledges that each of Jefferies’ parent, Jefferies Financial Group Inc. (collectively with its subsidiaries and affiliates, “Jefferies Financial Group”), TD Cowen (a wholly-owned subsidiary of The Toronto-Dominion Bank, collectively with its subsidiaries and affiliates, “TD Bank”), Cantor and Bloom Burton, is a leading global, full-service investment banking and capital markets firm that offers a full range of investment banking, equities, fixed income, asset and wealth management products and services (including, without limitation, investment management, corporate finance, securities underwriting, trading and research and brokerage activities), and which owns a legacy portfolio of, and may make certain investments in or acquisitions of, other businesses and companies, in each case from which conflicting interests, or duties, may arise, and that each of Jefferies Financial Group, TD Bank, Cantor and Bloom Burton maintains certain officers, directors and employees who also perform the same or similar roles for Jefferies, TD Cowen, Cantor and Bloom Burton. Information that is held elsewhere within each of Jefferies Financial Group, TD Bank, Cantor and Bloom Burton, but of which none of the individuals in the respective investment banking departments of Jefferies, TD Cowen, Cantor and Bloom Burton involved in providing the services contemplated by this Agreement actually has (or without breach of internal procedures can properly obtain) knowledge, will not for any purpose be taken into account in determining the responsibilities of Jefferies, TD Cowen, Cantor and Bloom Burton to the Company under this Agreement. Neither Jefferies Financial Group nor any of TD Bank, Cantor or Bloom Burton has or will have any duty to disclose to the Company or use for the Company’s benefit any non-public information acquired in the course of providing services to any other party, engaging in any transaction (on its own account or otherwise) or otherwise carrying on its business.  In addition, in the ordinary course of business, Jefferies Financial Group, TD Bank, Cantor and Bloom Burton may trade the securities of the Company and of potential participants in the Transactions for its own account and for the accounts of customers, and may at any time hold a long or short position in such securities. Each of Jefferies, TD Cowen, Cantor and Bloom Burton recognizes its responsibility for compliance with applicable securities laws and regulations in connection with such activities. Further, the Company acknowledges that from time to time the respective research department of Jefferies, TD Cowen, Cantor and Bloom Burton may publish research reports or other materials, the substance and/or timing of which may conflict with the views or advice of the members of the respective investment banking departments of Jefferies, TD Cowen, Cantor and Bloom Burton, and may have an adverse effect on the Company’s interests in connection with the Transaction or otherwise. The respective investment banking departments of Jefferies, TD Cowen, Cantor and Bloom Burton are managed separately from their respective research departments and do not have the ability to prevent such occurrences. Jefferies Financial Group, TD Bank, Cantor and Bloom Burton and their respective directors, officers and employees may also at any time invest on a principal basis or manage or advise funds that invest on a principal basis in any company that may be involved in the Transaction contemplated hereby.

Cybin Inc.
October 27, 2025

(b) The Company acknowledges and agrees that (i) each of the Placement Agents will act as independent contractors hereunder, each Placement Agent's responsibility is solely owed to the Company and contractual in nature, and neither Placement Agent owes the Company, or any other person or entity (including, without limitation, any securityholders, affiliates, creditors or employees of the Company), any fiduciary or similar duty as a result of its engagement hereunder or otherwise, (ii) each of the Placement Agents and its respective affiliates will not be liable for any losses, claims, damages or liabilities arising out of the actions taken, omissions of or advice given by other parties who are providing services to the Company, (iii) each of the Placement Agents may provide tools or online document repository spaces to facilitate the Transaction, that such products or services are provided by third party vendors and that the Company uses those products or services at its own risk, (iv) each of the Placement Agents is not an advisor as to legal, tax, accounting or regulatory matters in any jurisdiction, (v) the Company has consulted, and will consult, as appropriate, with its own advisors concerning such matters and shall be responsible for making its own independent investigation and appraisal of this Agreement and the Transaction contemplated hereby, and that each of the Placement Agents and its respective affiliates shall have no responsibility or liability with respect thereto, and (vi) the Company is capable of evaluating the merits and risks of such Transaction and the fees payable in connection therewith and that it understands and accepts the terms, conditions, and risks of such Transaction and fees.

Cybin Inc.
October 27, 2025

(c) In connection with any Transaction involving the offer and sale by the Company of any securities, (i) such sale, including the determination of the price of such securities, shall be an arm's-length commercial transaction between the Company and the other parties to a Transaction, (ii) each of the Placement Agents will not be the agent or fiduciary of the Company or its securityholders, affiliates, creditors, employees or any other party, (iii) each of the Placement Agents shall not assume fiduciary responsibility in favor of the Company (irrespective of whether such Placement Agent has advised or are currently advising the Company on other matters) and each Placement Agent shall have no obligation to the Company with respect to any Transaction except as may be set forth herein, and (iv) the Company agrees that it will not hold any Placement Agent liable or responsible in the event that a Transaction is not successfully consummated, including but not limited to, as a result of an adverse change in the financial or securities markets, insufficient demand for instruments similar to the Securities or lack of interest by investors in the Transaction.

11. Governing Law.  This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of New York, applicable to contracts made and to be performed therein, without regard to conflict of laws provisions.

12. Exclusive Jurisdiction.  Except as set forth below, the parties agree that any dispute, claim or controversy directly or indirectly relating to or arising out of this Agreement, the termination or validity of this Agreement, any alleged breach of this Agreement, the engagement contemplated by this Agreement or the determination of the scope of applicability of this Agreement to this Section 12 (any of the foregoing, a “Claim”) shall be commenced exclusively in the state and federal courts sitting in the City of New York, Borough of Manhattan, which courts shall have exclusive jurisdiction over the adjudication of such matters and shall decide the merits of each Claim on the basis of the internal laws of the State of New York without regard to principles of conflicts of law.  The Company and each Placement Agent agree and consent to personal jurisdiction, service of process and venue of such court, waive all right to trial by jury for any Claim and agree not to assert the defense of forum non-conveniens.  The Company and each Placement Agent agree and consent to personal jurisdiction, service of process and venue of such court, waive all right to trial by jury for any Claim and agree not to assert the defense of forum non-conveniens.  The Company and each Placement Agent also agree that service of process may be effected through next-day delivery using a nationally-recognized overnight courier or personally delivered to the addresses set forth or referred to in Section 15 hereof.  The Company shall pay all of each Placement Agent’s reasonable and documented costs and expenses (including, without limitation, reasonable and documented fees and expenses of counsel) in an enforcement proceeding if the court in such proceeding determines that each Placement Agent is entitled to recover amounts due hereunder.  The Company and each Placement Agent further agree that a final, non-appealable judgment in respect of any Claim brought in any such court shall be binding and may be enforced in any other court having jurisdiction over the party against whom the judgment is sought to be enforced.  Neither Placement Agent or any of the Indemnified Persons (as defined in Schedule A), nor the Company or its affiliates, shall be responsible or have any liability for any indirect, special or consequential damages arising out of or in connection with this Agreement or the Transaction contemplated hereby, even if advised of the possibility thereof; provided that the foregoing shall not place any limitation on the Company’s indemnification obligations under this Section 12 and Schedule A in connection with third-party claims.  In addition, the Company agrees that irreparable harm to each Placement Agent will result in the event the Company fails, within 10 days of the receipt of a written demand from such Placement Agent, to pay any of the fees payable pursuant to the engagement hereunder, and in such event the Company agrees that each of the Placement Agents may obtain, at its discretion, and in addition to any other remedies available to it, at law or in equity, either specific performance or summary judgment in lieu of complaint from any such court.   The Company also hereby consents to personal jurisdiction, service and venue in any court in which any Action (as defined in Schedule A) is brought by any third party against any Placement Agent or any Indemnified Person.

Cybin Inc.
October 27, 2025

13. Payments.

(a) All payments to be made to the Placement Agents hereunder shall be non-refundable and made in cash by wire transfer of immediately available U.S. funds.  If the fees to be paid to the Placement Agents are denominated in a currency other than U.S. dollars, such fees shall be converted into U.S. dollars at the closing mid-market exchange rate in New York on the business day prior to that on which payment of the fees is to be made.  No fee payable to the Placement Agents hereunder shall be credited against any other fee due to any Placement Agent.  The Company's obligation to pay any fee or expense set forth herein shall be absolute and unconditional and shall not be subject to reduction by way of setoff, recoupment or counterclaim.

(b) All amounts payable to the Placement Agents or any other Indemnified Person under the terms of the Agreement shall be paid to the Placement Agents or any other Indemnified Person in U.S. dollars, free and clear of all deductions or withholdings.  If the deduction or withholding is required by law, the Company will pay such additional amount as will be required to ensure that the net amount received by the Placement Agents or any other Indemnified Person is equal to the amount it would have received had no such deduction or withholding or charge been made.

(c) All fees and expenses payable under the provisions of the Agreement are subject to any applicable value added, sales, turnover, consumption or similar tax, which will be payable by or charged to the Company.

14. Announcements, etc.  The Company agrees that each Placement Agent may, following consummation of a Transaction, describe the Transaction in any form of media or in such Placement Agent's marketing materials, stating such Placement Agent's role and other material terms of the Transaction and using the Company's name and logo in connection therewith. The Company agrees that any press release it may issue announcing a Transaction will, at each Placement Agent's request, contain a reference to such Placement Agent's role in connection with the Transaction in form and substance reasonably satisfactory to the applicable Placement Agent.

15. Notices.  Notice required to be given in writing pursuant to any of the provisions of this Agreement shall be mailed by next-day delivery using a nationally-recognized overnight courier or hand-delivered (a) if to the Company, at the address set forth above, (b) if to Jefferies, at 520 Madison Avenue, New York, New York 10022, Attention: General Counsel, (c) if to TD Cowen, at 1 Vanderbilt Avenue, 11th Floor, New York, New York 10017 Attention: Equity Capital Markets, email:                                       , (d) if to Cantor, at 110 East 59th Street, 6th Floor, New York, New York 10022, Attention: General Counsel, email:                                         and (e) if to Bloom Burton, at 181 Bay Street, Suite 3410, Toronto, Ontario, M5J 2T3, Attention: Jolyon Burton, President and Head of Investment Banking, email:                                        .

Cybin Inc.
October 27, 2025

16. Miscellaneous.  This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof, and may not be amended or modified except in writing signed by each party hereto. For the avoidance of doubt, any previous engagement letters, sales agreements and other agreements between the parties hereto remain in full force and effect in accordance with their terms. This Agreement may not be assigned by either party hereto without the prior written consent of the other, to be given in the sole discretion of the party from whom such consent is being requested.  Any attempted assignment of this Agreement made without such consent shall be void and of no effect, at the option of the non-assigning party.  This Agreement is binding upon and inures to the benefit of each party's permitted successors and permitted assigns.  This Agreement is solely for the benefit of the Company, each Placement Agent, and, to the extent expressly set forth herein, the Indemnified Persons and no other party shall be a third party beneficiary to, or otherwise acquire or have any rights under or by virtue of, this Agreement; provided that Jefferies, TD Cowen and the other Placement Agents may, in the performance of their services hereunder, procure the services of other members of Jefferies Financial Group, TD Bank or their affiliates, respectively, which members or affiliates shall be entitled to the benefits and subject to the terms of this Agreement.  If any provision hereof shall be held by a court of competent jurisdiction to be invalid, void or unenforceable in any respect, or against public policy, such determination shall not affect such provision in any other respect nor any other provision hereof.  Headings used herein are for convenience of reference only and shall not affect the interpretation or construction of this Agreement.  All references to "$" or "dollars" herein shall be references to U.S. dollars. Each of the Company and the Placement Agents are referred to herein as a "Party" and together, the "Parties." "Third party" as used herein shall mean any party other than the Parties. Any reference herein to a statute shall mean the statute in force as at the date of this Agreement (together with all regulations promulgated thereunder), as the same may be amended, re-enacted, consolidated or replaced from time to time, and any successor statute thereto, unless otherwise expressly provided.  No failure or delay by any Placement Agent in exercising any right, power or remedy hereunder or pursuant hereto, or any failure to give notice of any breach of or to require compliance with any term of this Agreement, shall operate as a waiver thereof.  This Agreement may be executed in facsimile or other electronic counterparts (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com), each of which will be deemed to be an original and all of which together will be deemed to be one and the same document.  This Agreement has been reviewed by each of the signatories hereto and its counsel.  There shall be no construction of any provision against any Placement Agent because this Agreement was drafted by the Placement Agents, and the parties waive any statute or rule of law to such effect. For the purposes of this Agreement, “business day” means any day, other than a Saturday or Sunday, on which banks are open for business in Toronto, Ontario.

17. Patriot Act.  Each Placement Agent hereby notifies the Company that pursuant to the requirements of the USA PATRIOT Improvement and Reauthorization Act. Pub. L. N 109-177 (Mar. 9, 2006) (the "Patriot Act"), it is required to obtain, verify and record information that identifies the Company in a manner that satisfies the requirements of the Patriot Act.  This notice is given in accordance with the requirements of the Patriot Act.

Cybin Inc.
October 27, 2025

Please sign below and return to each Placement Agent to indicate the Company's acceptance of the terms set forth herein, and once executed by each of the Placement Agents and the Company, this Agreement shall constitute a binding agreement between the Company and each Placement Agent as of the date first written above.

Sincerely,

JEFFERIES LLC

/s/ Bedir Shather
Name: Bedir Shather
Title: Managing Director

TD SECURITIES (USA) LLC

/s/ Brian Hagerty
Name: Brian Hagerty
Title: Managing Director

CANTOR FITZGERALD & CO.

/s/ Asif Ahmed
Name: Asif Ahmed
Title: Managing Director

BLOOM BURTON SECURITIES INC.

/s/ James Rowland
Name: James Rowland
Title: Managing Director, Investment Banking

Accepted and Agreed:
CYBIN INC.
On behalf of its present and future affiliates and subsidiaries and any entity used thereby to facilitate the transactions contemplated hereby

/s/ Eric So
Name: Eric So
Title: Interim Chief Executive Officer

SCHEDULE A

Reference is made to the Agreement attached hereto between each Placement Agent (as defined therein) and the Company.  Unless otherwise noted, all capitalized terms used herein shall have the meanings set forth in the Agreement.

As further consideration under the Agreement, the Company agrees to indemnify and hold harmless each Placement Agent and its affiliates, and each of their respective officers, directors, managers, members, partners, employees and agents, and any other persons controlling such Placement Agent or any of its affiliates and their successors and permitted assigns (collectively, "Indemnified Persons"), to the fullest extent lawful, from and against any and all claims, liabilities, losses, actions, suits, proceedings, third party subpoenas, damages, costs and expenses (an "Action") (including, without limitation, full reimbursement of all reasonable and documented fees and expenses of counsel incurred in investigating, preparing or defending against any such Action and in enforcing the terms of this Schedule A), as incurred, (a) related to or arising out of or in connection with any untrue or alleged untrue statement of material fact contained in the Offering Materials or other information provided by or on behalf of the Company to the Placement Agents, investors or parties to a Transaction, or omission or alleged omission to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they were made, not misleading or (b) otherwise related to or arising out of or in connection with each Placement Agent's services (whether occurring before, at or after the date hereof) under the Agreement, or the Transaction or any proposed transaction contemplated by the Agreement or any Indemnified Person's role in connection therewith, whether or not resulting from an Indemnified Person's negligence ("Losses"), provided, however, that, in the case of the foregoing clause (b), the Company shall not be responsible for any Excluded Losses.  "Excluded Losses" shall mean Losses that arise out of or are based on any action of or failure to act by a Placement Agent to the extent such Losses are determined, by a final, non-appealable judgment by a court, to have resulted solely from such Placement Agent's gross negligence or willful misconduct (other than an action or failure to act undertaken at the request or with the consent of the Company).

The Company agrees that no Indemnified Person shall have any liability to the Company or its owners, parents, affiliates, securityholders or creditors for any Losses, except for Excluded Losses.

The Company agrees that it will not settle, facilitate any settlement of, or compromise or consent to the entry of any judgment in, or otherwise seek to terminate, any pending or threatened Action in respect of which indemnification or contribution may be sought hereunder (whether or not any Indemnified Person is a party to such Action) unless each Placement Agent has given its prior written consent, or the settlement, compromise, consent or termination (i) includes an express unconditional release of such Indemnified Person from all Losses arising out of such Action and (ii) does not include any admission or assumption of fault on the part of any Indemnified Person.

If, for any reason (other than by reason of a final, non-appealable judgment by a court as to the gross negligence or willful misconduct of a Placement Agent as provided above) the foregoing indemnity is judicially determined to be unavailable to an Indemnified Person for any reason or insufficient to hold any Indemnified Person harmless, then the Company agrees to contribute to any such Losses in such proportion as is appropriate to reflect the relative benefits received or proposed to be received by the Company and its securityholders, on the one hand, and by each Placement Agent, on the other, from the Transaction or proposed Transaction or, if allocation on that basis is not permitted under applicable law, in such proportion as is appropriate to reflect not only the relative benefits received by the Company and its securityholders, on the one hand, and each Placement Agent, on the other, but also the relative fault of the Company and its securityholders on the one hand, and each Placement Agent, on the other, as well as any relevant equitable considerations.  Notwithstanding the provisions hereof, the aggregate contribution of all Indemnified Persons to all Losses shall not exceed the amount of fees actually received by any Placement Agent with respect to the services rendered pursuant to the Agreement.  Relative benefits to the Company and its securityholders, on the one hand, and to each Placement Agent, on the other hand, shall be deemed to be in the same proportion as (i) the total transaction value of the Transaction or the proposed Transaction bears to (ii) all fees actually received by each Placement Agent in connection with the Agreement.

The indemnity, contribution and expense reimbursement obligations set forth herein (i) shall be in addition to any liability the Company may have to any Indemnified Person at common law or otherwise, (ii) shall survive the termination of the Agreement, (iii) shall apply to any modification of any Placement Agent's engagement, (iv) shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any Placement Agent or any other Indemnified Person, (v) shall be binding on any successor or assign of the Company and successors or assigns to the Company's business and assets and (vi) shall inure to the benefit of any successor or assign of any Indemnified Person.  For a period beginning on the date hereof and ending on that date which is three years from termination of this Agreement, prior to entering into any agreement or arrangement with respect to, or effecting, any proposed sale, exchange, dividend or other distribution or liquidation of all or a significant portion of its assets in one or a series of transactions or any significant recapitalization or reclassification of its outstanding securities that does not directly or indirectly provide for the assumption of the obligations of the Company set forth in this Schedule A, the Company will notify each Placement Agent in writing thereof (if not previously notified) and, if requested by such Placement Agent, shall arrange in connection therewith alternative means of providing for obligations of the Company set forth in this Schedule A, including the assumption of such obligations by another party, insurance, surety bonds or the creation of an escrow, in each case in an amount and upon terms and conditions satisfactory to each Placement Agent; provided, however, that, if any action, proceeding or investigation is pending at the end of such three-year period for which a claim for indemnification, contribution or reimbursement under this Schedule A has been made, the Company's obligations hereunder shall continue until such action, proceeding or investigation has been ultimately resolved.

EXHIBIT A

FORM OF LOCK-UP AGREEMENT

LOCK-UP AGREEMENT

Jefferies LLC 520 Madison Avenue New York, New York 10022	October 27, 2025

TD Securities (USA) LLC 1 Vanderbilt Avenue, 11th Floor New York, New York 10017

Cantor Fitzgerald & Co. 110 East 59th Street, 6th Floor, New York, New York 10022

Bloom Burton Securities Inc. 181 Bay Street, Suite 3410 Toronto, Ontario, M5J 2T3

Re: Offering of Equity Securities of Cybin Inc.

Reference is made to a placement agency agreement dated October 27, 2025 (the “Placement Agency Agreement”) among Jefferies LLC (“Jefferies”), TD Securities (USA) LLC (“TD Cowen”) and Cantor Fitzgerald & Co., during the term of this engagement, to act as joint lead placement agents (collectively, the “Lead Placement Agents”) and (b) Bloom Burton Securities Inc., during the term of this engagement, to act as a placement agent (together with the Lead Placement Agents, the “Placement Agents”) and Cybin Inc. (the “Company”), relating to the placement of equity securities of the Company to certain investors (the “Transaction”).

The undersigned is a senior officer or director of the Company who holds common shares in the capital of the Company ("Common Shares") or securities convertible into, exchangeable for, or otherwise exercisable to acquire Common Shares or other securities of the Company (collectively, the "Locked-Up Securities") and, accordingly, recognizes that the Transaction will benefit the Company. The undersigned has good and marketable title to the Locked-Up Securities and acknowledges that the Placement Agents are relying on the representations and agreements of the undersigned contained in this Lock-Up Agreement in carrying out and completing the Transaction.

In consideration of the foregoing, the undersigned hereby agrees that during the period commencing on the date of this Agreement until the date that is 60 days following the date hereof (the “Restricted Period”), the undersigned will not, directly or indirectly, offer, sell, contract to sell, transfer, pledge, assign, lend, swap, grant or sell any option to purchase, purchase any option or contract to sell, hypothecate, or enter into any other agreement to transfer the economic consequences of, or otherwise dispose of or deal with, whether through the facilities of a stock exchange, by private placement or otherwise, make any demand for or exercise any right with respect to the registration of, any Common Shares or other securities of the Company held by them, or announce any intention to do any of the foregoing, other than (a) with the prior written consent of Jefferies and TD Cowen, (b) in connection with the vesting, settlement, or exercise of restricted share units, options, warrants, or other rights to purchase Common Shares (including, in each case, by way of “net” or “cashless” exercise), including for the payment of exercise price and tax and remittance payments due as a result of the vesting, settlement, or exercise of such restricted share units, options, warrants, or rights, (c) transfers to or among a shareholder’s affiliates or to immediate family members for tax or other planning purposes, or (d) a tender or sale by a shareholder of securities of the Company in or pursuant to a take-over bid or similar transaction involving a change of control of the Company. In the case of a transfer pursuant to clause (c), prior to such transfer, the Placement Agents shall receive a signed lock-up letter agreement (substantially in the form of this Lock-Up Agreement) for the balance of the Restricted Period hereunder from each proposed transferee. In the case of a transfer pursuant to clauses (b) or (c), it shall be a condition to such transfer that no public filing, report or announcement shall be voluntarily made and if any filing is required to be made in connection with such change, it shall clearly indicate in the footnotes thereto the nature and conditions of such transfer.

If the Company decides not to proceed with the Transaction, this Lock-Up Agreement and the obligations of the undersigned hereunder shall terminate. This Lock-Up Agreement is governed by the laws of the state of New York and the federal laws of the United States applicable therein. This Lock-Up Agreement shall not be assigned by the undersigned without the prior written consent of Jefferies and TD Cowen. This Lock-Up Agreement is irrevocable and will be binding on the undersigned and its respective successors, heirs, personal or legal representatives and permitted assigns.

[Signature page follows]

DATED as of the date first written above.

NAME OF SECURITYHOLDER:

(Signature of Securityholder)

EXHIBIT B

  OrbiMed Advisors LLC